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                                                                      EXHIBIT 18


August 2, 1999


Board Of Directors
UNUMProvident Corporation


Dear Directors:

We are providing this letter to you for inclusion as an exhibit to the Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999. Note 2 therein describes a change in accounting principle from calculating the discount rate for claim reserves previously associated with the claims of the former UNUM Corporation using UNUM Corporation's processes and assumptions to discounting claim reserves using the new combined Company's processes and assumptions which are consistent with the processes and assumptions previously associated with the claims of the former Provident Companies, Inc. It should be understood that the preferability of one acceptable method of accounting over another for discounting claim reserves has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 1998. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,


PricewaterhouseCoopers, LLP